**File No. 82-34956**
**Furnished Pursuant to Rule 12g3-2(b)**

DIAMYD
MEDICAL



# DIAMYD MEDICAL AB POSTS A NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS ON TUESDAY DECEMBER 11, 2007, AT 1:30 PM, ARMÉMUSEUM, RIDDARGATAN 13, STOCKHOLM, SWEDEN.

***Press Release, Stockholm, Sweden, November 9, 2007 – Diamyd Medical AB*** **(www.omxgroup.com, ticker: DIAM B; www.otcqx.com, ticker DMYDY)**

**Annual General Meeting of Shareholders on Tuesday December 11, 2007, at 1:30PM, Armémuseum, Riddargatan 13, Stockholm, Sweden**



**Participation**
Shareholders who wish to attend the Annual General Meeting must be recorded in the Company's register of shareholders held by the VPC (the Swedish Securities Register Center) by December 5, 2007, and must notify the Company of their intention to attend no later than 4:00PM December 5, 2007. Notification can be made per phone: +46-8-6610026, per mail: Linnégatan 89 B, SE-115 23 Stockholm, Sweden or per E-mail: investor.relations@diamyd.com. With the notification, name, address, phone number, social security number/national tax ID number, number of shares and name of agent should be stated.

**Nominee-registered shares**
Shareholders, whose shares are registered in the name of a nominee through the trust department of a bank or similar institution must, in order to be entitled to participate in the Annual General Meeting, request that their shares are temporarily registered in their own names in the register of shareholders maintained by the VPC. Such registration must be effected before December 5, 2007.



**Agenda**
1. Election of the Chairman of the Annual General Meeting of Shareholders.
2. Drawing up and approval of the voting list.
3. Approval of the Agenda.
4. Election of secretary and two persons to attest to the accuracy of the minutes.
5. Decision on whether proper notice of the Annual General Meeting has been made.
6. Presentation of the annual report and the Auditors' report, as well as of the consolidated financial statements and the Auditors' report for the Diamyd Group.
7. Decisions:
   a. Resolutions regarding adoption of the income statement and the balance sheet for the parent company, as well as of the consolidated income statement and the consolidated balance sheet for the Diamyd Group.
   b. Resolution regarding disposition of the Company's earnings in accordance with the approved balance sheet.
   c. Resolution regarding discharge from liability of the Members of the Board of Directors, the President and the Chief Executive Officer.
8. Decisions on the compensation that shall be paid to the Board of Directors and Auditors.

9. Decisions on the number of Members and Deputy Members of the Board of Directors.
10. Election of Members, Chairman and Deputy Members of the Board of Directors.
11. The Board of Directors proposal for Authorization.
12. The Board of Directors proposal for Employee Option Program.
13. The Board of Directors proposals for a resolution on principles for compensation and on other terms of employment for management.

**Dividend (item 7 b)**
The Board of Directors proposes no dividend to the Shareholders.

**Election of Members of the Board of Directors, Auditors and decision on their compensation (items 8-10)**
Proposal of Members of the Board of Directors and their compensation will be published about one week before the shareholders meeting.

**The Board of Directors proposal for Authorization (item 11)**
The Board of Directors proposal for authorization to issue 900 000 shares of series B, on one or several occasions, without consideration of the preferential shareholder rights. The dilution from this new Authorization is calculated to 9,1 percent of the share capital, based on the total number of shares after full execution of the Authorization. The Authorization is proposed to be valid for acquiring whole or parts of companies, assets, and cash or for settlements. The number of outstanding shares in the Company is 9,489,978 which of 561,671 of Serie A (one vote) and 9,288,307 of Serie B (1/10 vote). Number of votes amounts to 1,490,501.7.

**The Board of Directors proposal for Authorization 2 (item 12)**
The Company shall issue an employee option program free of charge with a validity of three (3) years. The options shall be non-transferable and entitle the holder to subscribe at a share value of 130% of the average share value on the Nordic Stock Exchange during five (5) days before the allotment. The conversion of the options should be conditioned by the employment or assignment at the time for vesting. Concerning employees in the USA the conditions shall be according to the regulations for the state where issued. To secure the employee option program, the Board of Directors proposes that the Extra General Meeting of Shareholders authorize it to issue 250,000 warrants to a subsidiary. Every warrant would be entitled to a subscription of one (1) share of series B for nominal value and with validity until December 31, 2010. The Company shall retain warrants to cover the costs and taxes that the Company will be liable for at execution of the purchase options. At full execution of all warrants the dilution is calculated to approx. 2.5 percent. For a valid decision 9/10 majority is required.

**The Board of Directors proposals for a resolution on principles for compensation and on other terms of employment for management (item 13)**
The Board of Directors proposes as principles for compensation and on other terms of employment for the President and Chief Executive Officer of Diamyd Medical AB that the compensation will be according to market conditions and will be a mix of salary,

pension benefits or other benefits as well as terms for notice. The President and Chief Executive Officer shall be entitled to participate in the offering described under item 12.

**Further information**
The Annual Report and the full description of the proposals of the Board of Directors (items 11-13) will be available for Shareholders at the main office of Diamyd Medical: Linnégatan 89B, Stockholm, Sweden from November 27, 2007. At request this documentation can be sent to Shareholders that state their full mailing address.

***Diamyd Medical AB***
***The Board of Directors***

**About Diamyd Medical**
Diamyd Medical is a life science company developing treatments for diabetes and its complications. The company's furthest developed project is the GAD-based drug Diamyd® for autoimmune diabetes for which Phase III studies are planned. Diamyd® has demonstrated significant and positive results in Phase II clinical trials in Sweden.

GAD65, a major autoantigen in autoimmune diabetes, is the active substance in Diamyd. GAD65 is also an enzyme that converts the excitatory neurotransmitter glutamate to the inhibitory transmitter GABA. In this context, GAD may have an important role not only in diabetes but also in several central nervous system-related diseases. Diamyd Medical has an exclusive worldwide license from the University of California at Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has sublicensed its UCLA GAD Composition of Matter license to Neurologix, Inc. in Fort Lee, New Jersey for treatment of Parkinson's disease with an AAV-vector.

Other projects comprise drug development within therapeutic gene transfer using the exclusively licensed and patent protected Nerve Targeted Drug Delivery System (NTDDS). The company's lead NTDDS projects include using enkephalin and GAD for chronic pain, e.g., diabetes pain or cancer pain. All projects in this field are currently in preclinical phases.

Diamyd Medical has offices in Stockholm, Sweden and Pittsburgh, PA. The Diamyd Medical share is quoted on the Stockholm Nordic Exchange in Sweden (NOMX ticker: DIAM B) and on the OTCQX-list in the United States (ticker: DMYDY) administered by the Pink Sheets and the Bank of New York (PAL). **Further information is available at www.diamyd.com.**

For further information, please contact:

**Stockholm office**
Anders Essen-Möller
CEO and President
+46 8 661 0026
investor.relations@diamyd.com

**Pittsburgh office**
Michael Christini
President
+1 412 770 1310
Michael.Christini@diamyd.com

**Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or E-mail: info@diamyd.com. VATno: SE556530-142001.**



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